Exhibit 99.3
CAMECO CORPORATION
2011 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)
August 3, 2011

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands, except per share amounts)

		Three Months Ended		Six Months Ended
	Note	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Revenue from products and services		$425,705	$546,055	$879,965	$1,030,771

Cost of products and services sold		268,059	306,123	536,783	555,063
Depreciation, depletion and amortization		49,758	60,074	98,871	112,252

Cost of sales		317,817	366,197	635,654	667,315

Gross profit		107,888	179,858	244,311	363,456

Administration		34,205	28,937	67,968	59,889
Exploration		17,133	17,743	34,958	32,910
Research and development		732	933	1,727	1,621
Cigar Lake remediation		1,395	5,126	4,447	7,839
Loss (gain) on sale of assets		719	(51)	695	183

Earnings from operations		53,704	127,170	134,516	261,014
Finance costs	10	(19,704)	(21,307)	(39,562)	(43,636)
Gains (losses) on derivatives	15	11,859	(59,695)	35,588	(17,070)
Finance income		6,463	4,428	13,116	8,171
Share of loss from equity-accounted investees		(2,324)	(1,865)	(5,016)	(2,839)
Other income		352	628	4,975	2,633

Earnings before income taxes		50,350	49,359	143,617	208,273
Income tax expense (recovery)	11	(873)	(18,714)	2,934	(2,081)

Net earnings		$51,223	$68,073	$140,683	$210,354

Net earnings (loss) attributable to:
Equity holders		$53,742	$70,171	$145,226	$213,337
Non-controlling interest		(2,519)	(2,098)	(4,543)	(2,983)

Net earnings		$51,223	$68,073	$140,683	$210,354

Earnings per common share attributable to equity holders
Basic	16	$0.14	$0.18	$0.37	$0.54

Diluted	16	$0.14	$0.18	$0.37	$0.54

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

		Three Months Ended		Six Months Ended
	Note	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Net earnings		$51,223	$68,073	$140,683	$210,354

Other comprehensive income (loss), net of taxes	11
Exchange differences on translation of foreign operations		11,942	20,745	(11,439)	(8,422)
Gains (losses) on derivatives designated as cash flow hedges		1,511	(5,464)	3,122	10,303
Gains on derivatives designated as cash flow hedges transferred to net earnings		(5,102)	(21,056)	(11,232)	(36,518)
Unrealized gains on available-for-sale securities		217	50	684	933
Gains on available-for-sale securities transferred to net earnings		(5)	(2)	(1,840)	(2,629)

Other comprehensive income (loss), net of taxes		8,563	(5,727)	(20,705)	(36,333)

Total comprehensive income		$59,786	$62,346	$119,978	$174,021

Other comprehensive income (loss) attributable to:

Equity holders		$3,611	$(25)	$(23,346)	$(29,201)
Non-controlling interest		4,952	(5,702)	2,641	(7,132)

Other comprehensive income (loss) for the period		$8,563	$(5,727)	$(20,705)	$(36,333)

Total comprehensive income (loss) attributable to:

Equity holders		$57,353	$70,146	$121,880	$184,136
Non-controlling interest		2,433	(7,800)	(1,902)	(10,115)

Total comprehensive income for the period		$59,786	$62,346	$119,978	$174,021

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Financial Position
(Unaudited)
($Cdn Thousands)

		As At
	Note	Jun 30/11	Dec 31/10

Assets
Current assets
Cash and cash equivalents		$346,131	$376,621
Short-term investments		873,191	883,032
Accounts receivable		216,583	448,479
Current tax assets		36,800	42,190
Inventories	5	668,815	533,090
Supplies and prepaid expenses		193,851	190,079
Current portion of long-term receivables and other	6	81,837	91,447

Total current assets		2,417,208	2,564,938

Property, plant and equipment		4,096,432	3,954,647
Intangible assets		100,866	94,270
Long-term receivables, investments and other	6	312,132	342,675
Investments in equity-accounted investees		204,122	220,430
Deferred tax assets		25,819	25,594

Total non-current assets		4,739,371	4,637,616

Total assets		$7,156,579	$7,202,554

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$351,356	$387,431
Current tax liabilities		205	35,042
Short-term debt		78,942	85,588
Dividends payable		39,471	27,605
Current portion of finance lease obligation		13,999	13,177
Current portion of other liabilities	7	27,165	28,228
Current portion of provisions		17,851	19,394

Total current liabilities		528,989	596,465

Long-term debt		794,810	794,483
Finance lease obligation		138,566	145,834
Other liabilities	7	391,350	405,477
Provisions		363,359	365,573
Deferred tax liabilities		7,949	26,270

Total non-current liabilities		1,696,034	1,737,637

Shareholders’ equity
Share capital		1,841,765	1,833,257
Contributed surplus		147,708	142,376
Retained earnings		2,756,468	2,690,184
Other components of equity		1,150	24,496

Total shareholders’ equity attributable to equity holders		4,747,091	4,690,313

Non-controlling interest		184,465	178,139

Total shareholders’ equity		4,931,556	4,868,452

Total liabilities and shareholders’ equity		$7,156,579	$7,202,554

Commitments and contingencies [notes 11,14]
See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
($Cdn Thousands)

	Attributable to equity holders
				Foreign				Non-
	Share	Contributed	Retained	Currency	Cash Flow	Available-For-		Controlling	Total
	Capital	Surplus	Earnings	Translation	Hedges	Sale Assets	Total	Interest	Equity

Balance at January 1, 2011	$1,833,257	$142,376	$2,690,184	$(7,603)	$30,306	$1,793	$4,690,313	$178,139	$4,868,452
Total comprehensive income for the period	—	—	145,226	(14,080)	(8,110)	(1,156)	121,880	(1,902)	119,978
Stock-based compensation	—	11,320	—	—	—	—	11,320	—	11,320
Share options exercised	8,508	(5,988)	—	—	—	—	2,520	—	2,520
Transactions with owners — contributed equity	—	—	—	—	—	—	—	8,228	8,228
Dividends	—	—	(78,942)	—	—	—	(78,942)	—	(78,942)

Balance at June 30, 2011	$1,841,765	$147,708	$2,756,468	$(21,683)	$22,196	$637	$4,747,091	$184,465	$4,931,556

Balance at January 1, 2010	1,809,861	131,577	2,392,940	—	89,457	2,225	4,426,060	164,040	4,590,100
Total comprehensive income for the period	—	—	213,337	(1,290)	(26,215)	(1,696)	184,136	(10,115)	174,021
Stock-based compensation	—	6,322	—	—	—	—	6,322	—	6,322
Share options exercised	2,650	(383)	—	—	—	—	2,267	—	2,267
Transactions with owners — contributed equity	—	—	—	—	—	—	—	3,614	3,614
Dividends	—	—	(55,020)	—	—	—	(55,020)	—	(55,020)

Balance at June 30, 2010	$1,812,511	$137,516	$2,551,257	$(1,290)	$63,242	$529	$4,563,765	$157,539	$4,721,304

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

		Three Months Ended		Six Months Ended
	Note	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Operating activities
Net earnings		$51,223	$68,073	$140,683	$210,354
Adjustments for:
Depreciation, depletion and amortization		49,758	60,074	98,871	112,252
Deferred charges		(4,460)	(11,063)	(8,186)	(17,902)
Unrealized losses on derivatives		15,490	83,760	9,856	96,192
Share-based compensation	13	3,225	1,325	11,320	6,322
Loss (gain) on sale of assets		719	(51)	695	183
Finance costs	10	19,704	21,307	39,562	43,636
Finance income		(6,463)	(4,428)	(13,116)	(8,171)
Share of loss from equity-accounted investees		2,324	1,865	5,016	2,839
Other income		(352)	(628)	(4,975)	(2,633)
Income tax expense (recovery)	11	(873)	(18,714)	2,934	(2,081)
Interest received		5,714	2,471	9,689	4,620
Income taxes paid		(9,209)	(6,309)	(47,883)	(54,069)
Other operating items	12	(106,534)	72,875	41,831	25,242

Net cash provided by operations		20,266	270,557	286,297	416,784

Investing activities
Additions to property, plant and equipment		(139,139)	(113,345)	(262,966)	(194,362)
Purchase of short-term investments		142,719	(10,136)	10,746	(768,030)
Decrease (increase) in long-term receivables, investments and other		(341)	(6,179)	27,494	(12,233)
Proceeds from sale of property, plant and equipment		7	40	32	5,465

Net cash provided by (used in) investing		3,246	(129,620)	(224,694)	(969,160)

Financing activities
Decrease in debt		(7,046)	(6,099)	(10,870)	(9,512)
Interest paid		(2,893)	(3,096)	(27,088)	(27,513)
Contributions from non-controlling interest		2,208	2,210	6,451	4,638
Proceeds from issuance of shares, stock option plan		159	756	6,938	2,267
Dividends paid		(39,470)	(27,507)	(67,075)	(51,078)

Net cash used in financing		(47,042)	(33,736)	(91,644)	(81,198)

Increase (decrease) in cash during the period		(23,530)	107,201	(30,041)	(633,574)
Exchange rate changes on foreign currency cash balances		1,938	69	(449)	(2,615)
Cash and cash equivalents at beginning of period		367,723	357,770	376,621	1,101,229

Cash and cash equivalents at end of period		$346,131	$465,040	$346,131	$465,040

Cash and cash equivalents is comprised of:
Cash				$101,324	$70,184
Cash equivalents				244,807	394,856

				$346,131	$465,040

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2011 comprise Cameco Corporation and its subsidiaries (collectively, the “Company” or “Cameco”) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.
2.	Significant Accounting Policies
(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. These condensed consolidated interim financial statements are for part of the period covered by the first annual financial statements prepared under International Financial Reporting Standards (“IFRS”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. These condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS and IFRS Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time.

The Company’s consolidated financial statements for the year ended December 31, 2010 were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Accordingly, the comparative figures for 2010 were recast and an explanation of how the transition from Canadian GAAP to IFRS has affected the financial statements of the Company is provided in note 3. Certain disclosures in addition to the minimum disclosure requirements under IAS 34 were added in order to highlight the changes from the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the condensed consolidated interim financial statements as the reader will be able to rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on August 3, 2011.
(b)	Basis of Presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as the net total of the plan assets.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 6 of the March 31, 2011 condensed consolidated interim financial statements.

Since the Company’s consolidated financial statements for the year ended December 31, 2010 were previously prepared in accordance with GAAP, a summary of significant accounting policies was disclosed in note 2 of the March 31, 2011 condensed consolidated interim financial statements. The summary of accounting policies is a description of the accounting methods and practices that have been used in the preparation of these condensed consolidated interim financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group and to all periods presented in these condensed consolidated interim financial statements.
3.	Explanation of Transition to IFRS

As stated in note 2(a), these condensed consolidated interim financial statements have been prepared in accordance with IFRS. The accounting policies set out in note 2 of the March 31, 2011 condensed consolidated interim financial statements have been applied for all periods presented in the condensed consolidated interim financial statements for the period ended June 30, 2011.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial statements is set out in the following tables and the notes that accompany the tables.

Elected IFRS 1 exemptions applicable to the presentation of the internal opening IFRS financial position

Cameco has elected and applied the following IFRS 1 exemptions:
(i)	Borrowing costs — IFRS 1 provides the option to apply IAS 23, Borrowing Costs (“IAS 23”), prospectively from the transition date to IFRS (January 1, 2010), or from a particular pre-transition date elected by the first time adopter. Borrowing costs may be capitalized on qualifying assets for which the commencement date for capitalization was on or after the date selected. The Company elected to apply IAS 23 prospectively from the date of transition to IFRS. Based on this election, Cameco expensed the borrowing costs capitalized before January 1, 2010 under Canadian GAAP and will capitalize borrowing costs incurred on qualifying assets for which the commencement date for capitalization is subsequent to January 1, 2010.
(ii)	Decommissioning liabilities — The application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), would require the Company to recalculate, retrospectively, the effect of each change in its reclamation provision prior to the date of transition, along with the impact on the related assets and depreciation. IFRS 1 provides the option to instead measure the liability and related depreciation effects as at the date of transition to IFRS. Cameco has elected to apply this exemption and calculated the impact on the statement of financial position as of January 1, 2010.
(iii)	Employee benefits — IAS 19, Employee Benefits (“IAS 19”), requires extensive disclosures in respect of defined benefit plans. IFRS 1 provides an optional exemption that permits the first-time adopter to elect to provide these disclosures prospectively from the date of transition. The Company has elected to apply this exemption and will provide the full disclosures required by IAS 19 in its first annual consolidated financial statements prepared under IFRS.
(iv)	Share-based compensation — IFRS 2, Share-Based Payments (“IFRS 2”), encourages application of its provisions to liabilities arising from cash-settled transactions that were settled before the transition date but only requires application to those transactions that will be settled after the transition date. The Company elected to apply IFRS 2 only to liabilities arising from share-based compensation transactions that existed at January 1, 2010.
(v)	Business combinations — The application of IFRS 3, Business Combinations (“IFRS 3”), requires the restatement of all past business combinations in accordance with IFRS 3. IFRS 1 provides the option to apply IFRS 3 prospectively from the transition date, or from a particular pre-transition date elected by the Company. The Company elected to not restate any past business combinations and to apply IFRS 3 prospectively from the transition date.
(vi)	Cumulative translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, would require the Company to calculate currency translation differences retrospectively, from the date a subsidiary or associate was formed or acquired. IFRS 1 provides the option of resetting cumulative translations gains and losses to zero at the transition date. The Company elected to reset cumulative translations losses to zero through opening retained earnings at the transition date.

Reconciliation of Equity at June 30, 2010

		Jun 30, 2010 effect
	Cdn GAAP	of transition	IFRS

Assets
Current assets
Cash and cash equivalents	$465,040	$—	$465,040
Short-term investments	970,808	—	970,808
Accounts receivable (a)	271,853	348	272,201
Inventories (b),(d)	445,002	(10,291)	434,711
Supplies and prepaid expenses (a)	158,860	2,686	161,546
Current portion of long-term receivables, and other	75,378	—	75,378

Total current assets	2,386,941	(7,257)	2,379,684

Property, plant and equipment (a),(c),(d),(e),(k)	4,136,793	(369,183)	3,767,610
Intangible assets	95,989	—	95,989
Long-term receivables, investments, other (a),(f),(g)	683,553	(278,476)	405,077
Investments in equity-accounted investees (f),(h)	—	224,726	224,726
Deferred tax assets (p),(q),(r)	33,521	(10,596)	22,925

Total non-current assets	4,949,856	(433,529)	4,516,327

Total assets	$7,336,797	$(440,786)	$6,896,011

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (a),(i)	$324,157	$701	$324,858
Current tax liabilities	17,321	—	17,321
Short-term debt	84,741	—	84,741
Dividends payable	27,512	—	27,512
Current portion of finance lease obligation	12,387	—	12,387
Current portion of other liabilities	60,777	—	60,777
Current portion of provisions (a),(b),(j),(k),(l)	—	17,851	17,851
Deferred tax liabilities (p),(q),(r)	52,786	(52,786)	—

Total current liabilities	579,681	(34,234)	545,447

Long-term debt	794,159	—	794,159
Finance lease obligation	152,533	—	152,533
Provision for reclamation (j)	263,721	(263,721)	—
Other liabilities (a),(g),(j)	254,762	35,151	289,913
Provisions (a),(b),(j),(k),(l)	—	341,194	341,194
Deferred tax liabilities (p),(q),(r)	155,902	(104,441)	51,461

Total non-current liabilities	1,621,077	8,183	1,629,260

Minority interest (o)	157,539	(157,539)	—

Shareholders’ equity
Share capital (m)	1,515,111	297,400	1,812,511
Contributed surplus	137,516	—	137,516
Retained earnings (s)	3,314,083	(762,826)	2,551,257
Other components of equity (b),(d),(g),(h),(k),(n),(p),(r)	11,790	50,691	62,481

Total shareholders’ equity attributable to equity holders	4,978,500	(414,735)	4,563,765
Non-controlling interest (o)	—	157,539	157,539

Total shareholders’ equity	4,978,500	(257,196)	4,721,304

Total liabilities and shareholders’ equity	$7,336,797	$(440,786)	$6,896,011

Reconciliation of Total Comprehensive Income for 2010

	Three Months Ended June 30, 2010			Six Months Ended June 30, 2010
	Cdn GAAP	effect of transition	IFRS	Cdn GAAP	effect of transition	IFRS

Revenue from products and services	$546,055	$—	$546,055	$1,030,771	$—	$1,030,771
Products and services sold (a),(l)	315,210	(9,087)	306,123	566,743	(11,680)	555,063
Depreciation, depletion and amortization (a),(b),(c),(d),(e),(k)	64,245	(4,171)	60,074	117,531	(5,279)	112,252

Cost of sales	379,455	(13,258)	366,197	684,274	(16,959)	667,315

Gross profit	166,600	13,258	179,858	346,497	16,959	363,456
Administration (g),(i)	29,597	(660)	28,937	61,053	(1,164)	59,889
Exploration	17,743	—	17,743	32,910	—	32,910
Research and development	933	—	933	1,621	—	1,621
Cigar Lake remediation	5,126	—	5,126	7,839	—	7,839
Gain (loss) on sale of assets	(51)	—	(51)	183	—	183

Earnings from operations	113,252	13,918	127,170	242,891	18,123	261,014
Finance costs (b),(c),(l)	(6,036)	(15,271)	(21,307)	(13,580)	(30,056)	(43,636)
Losses on derivatives	(59,675)	(20)	(59,695)	(17,050)	(20)	(17,070)
Finance income	4,428	—	4,428	8,171	—	8,171
Share of loss from equity-accounted investees (h)	(4,675)	2,810	(1,865)	(8,537)	5,698	(2,839)
Other income	628	—	628	2,633	—	2,633

Earnings before income taxes	47,922	1,437	49,359	214,528	(6,255)	208,273
Income tax expense (recovery) (p),(q),(r)	(18,186)	(528)	(18,714)	6,914	(8,995)	(2,081)

Net earnings	$66,108	$1,965	$68,073	$207,614	$2,740	$210,354

Net earnings (loss) attributable to:
Equity holders	$68,206	$1,965	$70,171	$210,597	$2,740	$213,337
Non-controlling interest	(2,098)	—	(2,098)	(2,983)	—	(2,983)

Net earnings	$66,108	$1,965	$68,073	$207,614	$2,740	$210,354

Basic earnings per common share	$0.17	$—	$0.18	$0.54	$—	$0.54

Diluted earnings per common share	$0.17	$—	$0.18	$0.53	$—	$0.54

Net earnings	$66,108	$1,965	$68,073	$207,614	$2,740	$210,354
Other comprehensive income (loss), net of taxes
Exchange differences on translation of foreign currency operations	20,096	649	20,745	(8,715)	293	(8,422)
Gains (losses) on derivatives designated as cash flow hedges	(5,464)	—	(5,464)	10,303	—	10,303
Gains on derivatives designated as cash flow hedges transferred to net earnings	(21,056)	—	(21,056)	(36,518)	—	(36,518)
Unrealized gains on available-for-sale securities	50	—	50	933	—	933
Gains on available-for-sale securities transferred to net earnings	(2)	—	(2)	(2,629)	—	(2,629)

Other comprehensive income (loss), net of taxes	(6,376)	649	(5,727)	(36,626)	293	(36,333)

Total comprehensive income (loss), net of taxes	$59,732	$2,614	$62,346	$170,988	$3,033	$174,021

Total comprehensive income (loss) attributable to:
Equity holders	$67,532	$2,614	$70,146	$181,103	$3,033	$184,136
Non-controlling interest	(7,800)	—	(7,800)	(10,115)	—	(10,115)

Total comprehensive income	$59,732	$2,614	$62,346	$170,988	$3,033	$174,021

Notes to the reconciliations
The impact on deferred tax of the adjustments described below is set out in note (p).
a)	As a result of BPLP also transitioning to IFRS, Cameco has recorded its share of BPLP’s IFRS transition adjustments. BPLP’s transition adjustments relate largely to the recognition of previously unrecognized actuarial losses, as well as adjustments for changes in amounts eligible for capitalization, componentization of property, plant and equipment and the recognition of additional provisions as required under IFRS.
(i)	BPLP’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, BPLP has recognized in retained earnings all cumulative actuarial losses. Cameco’s share of this adjustment was a decrease to retained earnings of $136,954,000.

In 2005, BPLP sublet the four Bruce A reactors to a newly-formed partnership (the Bruce A Limited Partnership or “BALP”). BPLP continues to be responsible for the overall management of the site, including employment of the full workforce. BPLP and BALP entered into a services and cost sharing agreement to achieve an equitable allocation of certain operating costs, including employee pension and other post-retirement costs.

As a result of being the employer of record, BPLP has legal liability for the pension and other post-retirement benefit plans and is required to recognize the entire amount of any actuarial gains and losses in other comprehensive income. These costs are shared with BALP through the services and cost sharing agreement with amounts recovered from BALP classified in earnings rather than other comprehensive income.
(ii)	Unlike Canadian GAAP, IFRS requires the cost of major inspections and overhauls to be recognized in the carrying amount of property, plant and equipment. It also requires that components of an item of property, plant and equipment with different useful lives be accounted for and depreciated separately.
(iii)	Under IFRS, unlike Canadian GAAP, provisions are required to be made when a constructive obligation exists. IFRS also varies from Canadian GAAP in its requirements for certain accruals to be made.
The effects of the IFRS transition adjustments were as follows:

Consolidated Statements of Financial Position	Jun 30/10

Accounts receivable (iii)	$348
Supplies and prepaid expenses (iii)	2,686
Long-term receivables, investments and other (i)	(75,682)
Property, plant and equipment (ii)	11,155
Accounts payable and accrued liabilities (iii)	(444)
Provisions (iii)	(2,844)
Other liabilities (i),(iii)	(62,410)
Retained earnings (i),(ii),(iii)	127,191

	Three Months	Six Months
Consolidated Statements of Earnings	Ended Jun 30/10	Ended Jun 30/10

Products and services sold (i),(ii),(iii)	$(9,087)	$(11,680)
Depreciation, depletion and amortization (ii)	1,934	3,862
Finance costs	(480)	(480)
Gains on derivatives	20	20

b)	Under IFRS, and similar to Canadian GAAP, changes to a decommissioning liability to recognize the passage of time (unwinding of the discount or accretion) are required to be recorded. Under Canadian GAAP, the accretion was recorded as an operating cost and allocated to inventory while under IFRS, the unwinding of the discount is required to be reflected as a finance cost and does not qualify for capitalization. The effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10
|
Inventories	$(10,615)
Provisions	2,171
Retained earnings	8,404
Other components of equity (foreign currency translation)	40

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Depreciation, depletion and amortization	$(4,828)	$(6,359)
Finance costs	3,174	6,376

c)	Cameco has elected, under IFRS 1, not to apply IAS 23 retrospectively to borrowing costs incurred on the construction of qualifying assets that commenced prior to January 1, 2010. Accordingly, Cameco has derecognized all borrowing costs that had been previously capitalized under Canadian GAAP through a charge to retained earnings. In addition, based on this election, borrowing costs incurred subsequent to the date of transition on qualifying assets where the construction of the asset commenced prior to January 1, 2010 are being expensed as incurred. The effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Property, plant and equipment	$(355,606)
Retained earnings	355,606

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Depreciation, depletion and amortization	$(897)	$(1,712)
Finance costs	12,251	23,508

d)	IFRS requires the reversal of any previously recorded impairment losses where circumstances have changed such that the impairments have been reduced. The reversal of impairment losses was prohibited under Canadian GAAP. In 2000, as a result of depressed uranium prices, Cameco recorded a write-down relating to certain in situ recovery mine assets located in the United States. The amount of the write-down was determined based on estimated future net cash flows and uranium price forecasts. As a result of the strengthening of uranium prices since 2000, Cameco reassessed these previously impaired assets and based on their value in use, determined that a portion of these previous write-downs should be reversed. The reversal of these impairment losses has been recognized in cost of sales in the statements of earnings and the effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Property, plant and equipment	$34,484
Inventory	324
Retained earnings	(34,316)
Other components of equity (foreign currency translation)	(492)

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Depreciation, depletion and amortization	$270	$284

e)	IFRS specifically precludes the inclusion of general overhead and administration expenses in the cost of an item of property, plant and equipment. Cameco reviewed the composition of its items of property, plant and equipment to assess whether the costs included related specifically to the construction of the asset, or whether they were general in nature and determined that certain costs should be expensed under IFRS. The effect of removing these costs from property, plant and equipment was as follows:

Consolidated Statements of Financial Position	Jun 30/10
|
Property, plant and equipment	$(7,314)
Retained earnings	7,314

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Depreciation, depletion and amortization	$(77)	$(212)

f)	Under IFRS, investments in equity-accounted investees are presented in the consolidated statements of financial position as a separate line item. Previously under Canadian GAAP, these investments were included in long-term receivables, investments and other. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Investments in equity-accounted investees	$199,958
Long-term receivables, investments and other	(199,958)

g)	Cameco’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, the Company has recognized in retained earnings $14,404,000 of cumulative actuarial losses. The effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Long-term receivables, investments and other	$(2,836)
Other liabilities	(10,992)
Retained earnings	13,814
Other components of equity (foreign currency translation)	14

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Administration	$(295)	$(590)

h)	Under IFRS, in-process research and development (“IPR&D”) that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). Under Canadian GAAP, amortization of IPR&D capitalized as an intangible asset was commenced immediately, with the amortization period extending from the date of initial recognition to the date the completed asset will be available for use in commercial production. Cameco had been amortizing IPR&D related to the acquisition of its interest in equity-accounted investee GE-Hitachi Global Laser Enrichment LLC, a development-stage entity. Under IFRS, this amortization does not begin until development is complete. The effect of reversing this previously recognized amortization was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Investments in equity-accounted investees	$24,768
Retained earnings	(24,389)
Other components of equity (foreign currency translation)	(379)

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Share of loss from equity-accounted investees	$(2,810)	$(5,698)

i)	Cameco has granted cash-settled phantom stock options to eligible non-North American employees. The Company applied IFRS 2 to its unsettled share-based compensation arrangements at January 1, 2010.

Cameco accounted for these share-based compensation arrangements at intrinsic value under Canadian GAAP. The related liability has been adjusted to reflect the fair value of the outstanding cash-settled phantom stock options to be consistent with the Company’s accounting policies under IFRS. The effect of accounting for cash-settled share-based compensation transactions at fair value was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Accounts payable and accrued liabilities	$(257)
Retained earnings	257

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Administration	$(365)	$(574)

j)	Under IFRS, decommissioning liabilities and waste provisions are presented in the consolidated statements of financial position as part of provisions. Previously under Canadian GAAP, these obligations were presented separately as provision for reclamation and other liabilities. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Provision for reclamation	$263,721
Provisions	(301,972)
Other liabilities	38,251

k)	Cameco has elected, under IFRS 1, not to retrospectively recalculate, under IFRIC 1, the effect of each change in its reclamation provision prior to January 1, 2010. Instead, the liability and related assets and depreciation were measured as at the date of transition. Accordingly, Cameco has recalculated the provision and estimated the amount that would have been adjusted to the cost of the related asset by discounting the liability at the date of transition back to the date when the liability first arose, using its best estimate of the historical risk free rate that would have applied over the intervening period. In addition, the Company has calculated the accumulated depreciation on that amount as at the date of transition to IFRS based on the current estimate of the useful life of the asset.

The effect of the IFRS transition adjustments was as follows:

Consolidated Statements of Financial Position	Jun 30/10
|
Property, plant and equipment	$(51,902)
Provisions	(57,521)
Retained earnings	109,108
Other components of equity (foreign currency translation)	315

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Depreciation, depletion and amortization	$(571)	$(1,142)

l)	IFRS requires that provisions such as those for environmental costs be recognized when it is probable that a restoration expense will be incurred and the associated costs can be reliably estimated. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. Under IFRS, provisions for waste removal are measured initially at their present value using risk adjusted cash flows, with changes to the liability due to the passage of time (accretion) recorded as a finance cost. Under Canadian GAAP, discounting to reflect the time value of money is allowed, but not required. In the fuel services conversion processes, a certain amount of waste material is generated. Under Canadian GAAP, provisions for waste removal were measured using undiscounted estimated cash flows and recognized as an expense and a corresponding liability. The effect of discounting the provision upon transition to IFRS was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Provisions	$1,121
Retained earnings	(1,121)

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Finance costs	$326	$652

m)	Under IFRS, convertible debentures that contain a cash settlement feature are accounted for as a hybrid instrument with a debt component and a separate derivative representing the conversion option. The debt component is classified as a financial liability and accounted for at amortized cost using the effective interest rate method, while the conversion option is accounted for as a derivative and recorded at fair value with changes in fair value recorded in earnings.

Under Canadian GAAP, certain convertible debentures that contained a cash settlement feature were accounted for as a compound instrument with both a debt and equity component. Consistent with IFRS, the debt component was accounted for at amortized cost using the effective interest rate method; however, the conversion option was accounted for as an equity instrument with any changes in value not recognized.

The effect of accounting for the conversion option as a derivative at fair value was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Retained earnings	$297,400
Share capital	(297,400)

n)	In accordance with IFRS 1, Cameco has elected to deem all foreign currency translation differences that existed at the date of transition to IFRS in respect of all foreign entities to be zero at the date of transition.

The effect was to increase foreign currency translation (other components of equity) and to decrease retained earnings by $50,398,000 at June 30, 2010.

In addition to the above, cash flow hedging reserves of $63,242,000 as at June 30, 2010 and available-for-sale assets reserves of $529,000 at June 30, 2010 have been reclassified from accumulated other comprehensive income under Canadian GAAP to their respective reserve accounts within other components of equity under IFRS.

o)	Under IFRS, non-controlling interests are presented in the consolidated statement of financial position as equity but are presented separately from the parent shareholders’ equity. Under Canadian GAAP, non-controlling interests were classified between total liabilities and equity and referred to as minority interest.

p)	The foregoing changes decreased (increased) the deferred tax amounts as follows:

Consolidated Statements of Financial Position	Jun 30/10

BPLP transition adjustments (a)	$31,792
Decommissioning liabilities — discounting (k)	30,933
Decommissioning liabilities — accretion (b)	2,656
Provision for waste (l)	(296)
Borrowing costs (c)	93,916
Impairment reversal (d)	(12,287)
Capitalized overhead (e)	1,932
IPR&D (h)	(8,669)
Share-based compensation (i)	54
Employee benefits (g)	3,739

$143,770

In addition, other components of equity of $(161,000) as at June 30, 2010 have been adjusted to reflect the impact of foreign currency translation on the deferred tax balance.

The adjustments described above impacted income tax expense (recovery) on the consolidated statements of earnings as follows:

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

BPLP transition adjustments (a)	$1,905	$2,070
Decommissioning liabilities — discounting (k)	131	254
Decommissioning liabilities — accretion (b)	360	(101)
Provision for waste (l)	(86)	(172)
Borrowing costs (c)	(3,000)	(5,757)
Capitalized overhead (e)	20	56
IPR&D (h)	984	1,994
Share-based compensation (i)	48	83
Employee benefits (g)	80	160

Income tax recovery	$442	$(1,413)

q)	Under IFRS, a deferred tax liability (asset) is recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets and consequently, the deferred tax is computed using the tax rate applicable to the purchaser. Under Canadian GAAP, a deferred tax liability (asset) was not recognized for the difference in tax bases between jurisdictions. Any taxes paid or recovered by the transferor were recognized as an asset or liability once the profit or loss was recognized by the consolidated entity. The IFRS adjustment is related to product sold by Cameco to subsidiaries and held in inventory at the transition date. The effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Deferred tax liabilities	$6,753
Retained earnings	(6,753)

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Income tax recovery	$(680)	$(7,293)

r)	Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes. Under Canadian GAAP, a deferred tax liability (asset) is not recognized for a temporary difference between the historical exchange rate and the current exchange rate translations of non-monetary assets and liabilities. The effect was as follows:

Consolidated Statements of Financial Position	Jun 30/10

Deferred tax liabilities	$(3,892)
Retained earnings	3,844
Other components of equity (foreign currency translation)	48

	Three	Six
	Months Ended	Months Ended
Consolidated Statements of Earnings	Jun 30/10	Jun 30/10

Income tax recovery	($289)	($289)

s)	The above changes increased (decreased) retained earnings as follows:

Jun 30/10

BPLP transition adjustments (a)	$(127,191)
Decommissioning liabilities — accretion (b)	(8,404)
Borrowing costs (c)	(355,606)
Impairment reversal (d)	34,316
Capitalized overhead (e)	(7,314)
Employee benefits (g)	(13,814)
In-process research and development (h)	24,389
Share-based compensation (i)	(257)
Decommissioning liabilities — discounting (k)	(109,108)
Provision for waste — discounting (l)	1,121
Convertible debentures (m)	(297,400)
Other components of equity (n)	(50,398)
Deferred tax liability (p)	143,931
Deferred tax liabilities — intra-group transfer (q)	6,753
Deferred tax liabilities — foreign non-monetary assets (r)	(3,844)

$(762,826)

Explanation of material adjustments to the cash flow statement for 2010
Consistent with the Company’s accounting policy election under IAS 7, Statement of Cash Flows, interest paid has been reclassified as a financing activity. Under Canadian GAAP, it had been capitalized and included with additions to property, plant and equipment as an investing activity. The amounts reclassified were $3,096,000 for the three months ended June 30, 2010 and $27,513,000 for the six months ended June 30, 2010.
There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP.
4.	Accounting Standards
(a)	New Standards and Interpretations not yet Adopted

The following standards and amendments to existing standards have been published but are not effective for the year ended December 31, 2011, and have not been applied in preparing these condensed consolidated interim financial statements:
(i)	Financial Instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Cameco is assessing the impact of this new standard on its financial statements.

(ii)	Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. Cameco is assessing the impact of this new standard on its financial statements.

(iii)	Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. Cameco is assessing the impact of this new standard on its financial statements.

(iv)	Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard is effective for periods beginning on or after January 1, 2013 and applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. Cameco is assessing the impact of this new standard on its financial statements.

(v)	Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard is effective for periods beginning on or after January 1, 2013 and provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. Cameco is assessing the impact of this new standard on its financial statements.

(vi)	Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment is effective for periods beginning on or after January 1, 2013 and eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans. Cameco is assessing the impact of this revised standard on its financial statements.

(vii)	Presentation of Other Comprehensive Income

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for periods beginning on or after January 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Cameco is assessing the impact of this revised standard on its financial statements.
5.	Inventories

	Jun 30/11	Dec 31/10

Uranium
Concentrate	$486,052	$385,242
Broken ore	21,567	12,138

	507,619	397,380
Fuel Services	161,196	135,710

Total	$668,815	$533,090

6.	Long-Term Receivables, Investments and Other

	Jun 30/11	Dec 31/10

BPLP
Capital lease receivable from BALP (a)	$89,744	$91,608
Derivatives [note 15]	64,449	77,831
Available-for-sale securities
Western Uranium Corporation	—	6,033
GoviEx Uranium (privately held)	21,446	23,017
Derivatives [note 15]	43,383	50,011
Advances receivable from Inkai JV LLP [note 19]	97,136	125,072
Other	77,811	60,550

	393,969	434,122
Less current portion	(81,837)	(91,447)

Net	$312,132	$342,675

(a)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

7.	Other Liabilities

	Jun 30/11	Dec 31/10

Deferred sales	$14,688	$17,004
Derivatives [note 15]	6,421	5,273
Accrued post-retirement benefit liability	22,262	21,738
BPLP
Accrued post-retirement benefit liability	344,192	350,466
Derivatives [note 15]	24,138	29,954
Other	6,814	9,270

	418,515	433,705
Less current portion	(27,165)	(28,228)

Total	$391,350	$405,477

8.	Share Capital

(a)	At June 30, 2011, there were 394,711,083 common shares outstanding.

(b)	Options in respect of 8,689,088 shares are outstanding under the stock option plan and are exercisable up to 2019. For the quarter ended June 30, 2011, 11,488 options were exercised resulting in the issuance of shares (2010 — 59,360). For the six months ended June 30, 2011, 360,040 options were exercised resulting in the issuance of shares (2010 — 187,192).
9.	Employee Benefit Expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration and research and development.

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Wages and salaries	$117,948	$114,153	$238,845	$223,090
Statutory and company benefits	22,252	20,212	46,495	43,417
Equity-settled share-based compensation	4,507	2,891	13,700	8,878
Expenses related to defined benefit plans	5,667	5,769	11,920	9,889
Contributions to defined contribution plans	3,422	3,683	7,669	6,841
Cash-settled share-based compensation	(1,750)	(2,595)	(7,245)	(5,615)

Total	$152,046	$144,113	$311,384	$286,500

10.	Finance Costs

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Interest on long-term debt	$14,191	$14,156	$28,331	$28,162
Unwinding of discount on provisions	3,447	3,499	6,738	7,027
Other charges	981	2,673	2,141	4,659
Foreign exchange losses	576	524	1,317	2,885
Interest on short-term debt	509	455	1,035	903

Total	$19,704	$21,307	$39,562	$43,636

11. Income Taxes

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Earnings (loss) before income taxes
Canada	$(55,516)	$(119,399)	$(75,530)	$(58,029)
Foreign	105,866	168,758	219,147	266,302

	$50,350	$49,359	$143,617	$208,273

Current income taxes (recovery)
Canada	$6,266	$2,866	$(425)	$26,163
Foreign	5,556	8,305	17,136	13,739

	$11,822	$11,171	$16,711	$39,902

Deferred income taxes (recovery)
Canada	$(20,273)	$(33,563)	$(16,756)	$(46,880)
Foreign	7,578	3,678	2,979	4,897

	$(12,695)	$(29,885)	$(13,777)	$(41,983)

Income tax expense (recovery)	$(873)	$(18,714)	$2,934	$(2,081)

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003, 2004 and 2005, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000 and $197,000,000 respectively. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis.
CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $29,000,000. No provisions for penalties or interest have been recorded. Cameco does not expect more than a nominal amount of cash taxes to be payable due to the availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the cumulative tax provision recorded, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2010 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:
For the three months ended June 30, 2011

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$11,942	$—	$11,942
Gains on derivatives designated as cash flow hedges	2,023	(512)	1,511
Gains on derivatives designated as cash flow hedges transferred to net earnings	(6,977)	1,875	(5,102)
Unrealized gains on assets available-for-sale	253	(36)	217
Gains on assets available-for-sale transferred to net earnings	(6)	1	(5)

	$7,235	$1,328	$8,563

For the three months ended June 30, 2010

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$20,745	$—	$20,745
Losses on derivatives designated as cash flow hedges	(7,651)	2,187	(5,464)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(29,791)	8,735	(21,056)
Unrealized gains on assets available-for-sale	112	(62)	50
Gains on assets available-for-sale transferred to net earnings	(4)	2	(2)

	$(16,589)	$10,862	$(5,727)

For the six months ended June 30, 2011

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$(11,439)	$—	$(11,439)
Gains on derivatives designated as cash flow hedges	4,273	(1,151)	3,122
Gains on derivatives designated as cash flow hedges transferred to net earnings	(15,341)	4,109	(11,232)
Unrealized gains on assets available-for-sale	791	(107)	684
Gains on assets available-for-sale transferred to net earnings	(2,120)	280	(1,840)

	$(23,836)	$3,131	$(20,705)

For the six months ended June 30, 2010

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$(8,422)	$—	$(8,422)
Gains on derivatives designated as cash flow hedges	12,439	(2,136)	10,303
Gains on derivatives designated as cash flow hedges transferred to
net earnings	(51,662)	15,144	(36,518)
Unrealized gains on assets available-for-sale	1,065	(132)	933
Gains on assets available-for-sale transferred to net earnings	(3,041)	412	(2,629)

	$(49,621)	$13,288	$(36,333)

12. Statements of Cash Flows Other Operating Items

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Changes in non-cash working capital:
Accounts receivable	$(18,998)	$53,909	$230,159	$185,484
Inventories	(57,381)	23,360	(116,579)	14,970
Supplies and prepaid expenses	(9,317)	(12,990)	(4,031)	7,489
Accounts payable and accrued liabilities	(15,038)	18,578	(38,812)	(175,293)
Other	(5,800)	(9,982)	(28,906)	(7,408)

Total	$(106,534)	$72,875	$41,831	$25,242

13. Stock Option Plan
The Company has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 26,452,479 shares have been issued.
Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended June 30, 2011, the amount recorded was $2,375,000 (2010 — $1,325,000). For the six months ended June 30, 2011, the amount recorded was $9,620,000 (2010 — $6,322,000).

The fair value of the options granted each year was determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Six Months Ended
	Jun 30/11	Jun 30/10

Number of options granted	1,580,069	1,515,945
Average strike price	$39.53	$28.90
Expected dividend	$0.40	$0.28
Expected volatility	39%	36%
Risk-free interest rate	2.5%	2.1%
Expected life of option	4.5 years	4.2 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$12.71	$8.46

14. Commitments and Contingencies
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (“BPC”) and TransCanada Pipelines Limited (“TransCanada”) (collectively, the “Consortium”), sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on March 25, 2010, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, subsequent inspection data and analysis of the condition of the Unit 8 steam generators indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The arbitration hearing was completed on November 23, 2010 and final oral arguments were heard July 19 through 21, 2011 and a decision is pending.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (“OPG”) and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2011 to 2018:
i)	Guarantees to customers under power sales agreements of up to $19,000,000. At June 30, 2011, Cameco’s actual exposure under these agreements was $15,000,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(d)	Under a supply contract with the Ontario Power Authority (“OPA”), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2011, BPLP recorded $232,300,000 under this agreement which was recognized as revenue with Cameco’s share being $73,400,000.
15. Derivatives
     The following tables summarize the fair value of derivatives and classification on the statements of financial position:
     As at June 30, 2011

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,374)	$13,944	$11,570
Foreign currency contracts	37,094	—	37,094
Interest rate contracts	2,242	—	2,242
Cash flow hedges:
Energy and sales contracts	—	26,367	26,367

Net	$36,962	$40,311	$77,273

Classification:
Current portion of long-term receivables, investments and other [note 6]	$38,665	$43,171	$81,836
Long-term receivables, investments and other [note 6]	4,718	21,278	25,996
Current portion of other liabilities [note 7]	(2,744)	(18,150)	(20,894)
Other liabilities [note 7]	(3,677)	(5,988)	(9,665)

Net	$36,962	$40,311	$77,273

     As at December 31, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,864)	$18,877	$15,013
Foreign currency contracts	47,144	—	47,144
Interest rate contracts	1,458	—	1,458
Cash flow hedges:
Energy and sales contracts	—	29,000	29,000

Net	$44,738	$47,877	$92,615

Classification:
Current portion of long-term receivables, investments and other [note 6]	$46,629	$44,505	$91,134
Long-term receivables, investments and other [note 6]	3,382	33,326	36,708
Current portion of other liabilities [note 7]	(377)	(20,662)	(21,039)
Other liabilities [note 7]	(4,896)	(9,292)	(14,188)

Net	$44,738	$47,877	$92,615

The following tables summarize different components of the gains (losses) on derivatives:
     For the three months ended June 30, 2011

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(101)	$464	$363
Foreign currency contracts	10,223	—	10,223
Interest rate contracts	2,642	—	2,642
Cash flow hedges:
Energy and sales contracts	—	(1,369)	(1,369)

Net	$12,764	$(905)	$11,859

     For the three months ended June 30, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(932)	$596	$(336)
Foreign currency contracts	(61,046)	—	(61,046)
Interest rate contracts	2,963	—	2,963
Cash flow hedges:
Energy and sales contracts	—	(1,276)	(1,276)

Net	$(59,015)	$(680)	$(59,695)

     For the six months ended June 30, 2011

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$1,372	$138	$1,510
Foreign currency contracts	33,660	—	33,660
Interest rate contracts	1,873	—	1,873
Cash flow hedges:
Energy and sales contracts	—	(1,455)	(1,455)

Net	$36,905	$(1,317)	$35,588

     For the six months ended June 30, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,236)	$383	$(2,853)
Foreign currency contracts	(13,941)	—	(13,941)
Interest rate contracts	1,348	—	1,348
Cash flow hedges:
Energy and sales contracts	—	(1,624)	(1,624)

Net	$(15,829)	$(1,241)	$(17,070)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $758,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on future transactions is five years.
Over the next 12 months, based on current exchange rates, Cameco expects an estimated $18,890,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on future transactions is six years.

16.	Earnings Per Share
Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2011 was 394,607,145 (2010 — 392,930,674).

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Basic earnings per share computation
Net earnings attributable to equity holders	$53,742	$70,171	$145,226	$213,337
Weighted average common shares outstanding	394,706	392,985	394,607	392,931

Basic earnings per common share	$0.14	$0.18	$0.37	$0.54

Diluted earnings per share computation
Net earnings attributable to equity holders	$53,742	$70,171	$145,226	$213,337

Weighted average common shares outstanding	394,706	392,985	394,607	392,931
Dilutive effect of stock options	667	1,458	1,335	1,690

Weighted average common shares outstanding, assuming dilution	395,373	394,443	395,942	394,621

Diluted earnings per common share	$0.14	$0.18	$0.37	$0.54

17.	Segmented Information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) Business Segments

For the three months ended June 30, 2011

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$256,261	$69,606	$99,224	$614	$425,705
Expenses
Products and services sold	148,139	51,094	68,752	74	268,059
Depreciation, depletion and amortization	22,449	5,947	16,845	4,517	49,758

Cost of sales	170,588	57,041	85,597	4,591	317,817

Gross profit (loss)	85,673	12,565	13,627	(3,977)	107,888
Exploration	17,133	—	—	—	17,133
Cigar Lake remediation	1,395	—	—	—	1,395
Loss on sale of assets	719	—	—	—	719
Share of loss from equity-accounted investees	1,951	373	—	—	2,324
Other income	(352)	—	—	—	(352)
Non-segmented expenses					36,319

Earnings (loss) before income taxes	64,827	12,192	13,627	(3,977)	50,350
Income tax recovery					(873)

Net earnings					$51,223

For the three months ended June 30, 2010

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$359,113	$72,949	$113,349	$644	$546,055
Expenses
Products and services sold	196,905	50,468	58,640	110	306,123
Depreciation, depletion and amortization	35,143	4,383	15,644	4,904	60,074

Cost of sales	232,048	54,851	74,284	5,014	366,197

Gross profit (loss)	127,065	18,098	39,065	(4,370)	179,858
Exploration	17,743	—	—	—	17,743
Cigar Lake remediation	5,126	—	—	—	5,126
Gain on sale of assets	(51)	—	—	—	(51)
Share of loss from equity-accounted investees	1,117	748	—	—	1,865
Other income	(628)	—	—	—	(628)
Non-segmented expenses					106,444

Earnings (loss) before income taxes	103,758	17,350	39,065	(4,370)	49,359
Income tax recovery					(18,714)

Net earnings					$68,073

For the six months ended June 30, 2011

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$553,568	$118,915	$206,632	$850	$879,965
Expenses
Products and services sold	322,792	89,089	124,828	74	536,783
Depreciation, depletion and amortization	44,798	10,439	34,558	9,076	98,871

Cost of sales	367,590	99,528	159,386	9,150	635,654

Gross profit (loss)	185,978	19,387	47,246	(8,300)	244,311
Exploration	34,958	—	—	—	34,958
Cigar Lake remediation	4,447	—	—	—	4,447
Loss on sale of assets	695	—	—	—	695
Share of loss from equity-accounted investees	3,866	1,150	—	—	5,016
Other income	(4,975)	—	—	—	(4,975)
Non-segmented expenses					60,553

Earnings (loss) before income taxes	146,987	18,237	47,246	(8,300)	143,617
Income tax expense					2,934

Net earnings					$140,683

For the six months ended June 30, 2010

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$660,906	$130,936	$237,822	$1,107	$1,030,771
Expenses
Products and services sold	362,574	83,397	108,955	137	555,063
Depreciation, depletion and amortization	63,925	6,734	31,671	9,922	112,252

Cost of sales	426,499	90,131	140,626	10,059	667,315

Gross profit (loss)	234,407	40,805	97,196	(8,952)	363,456
Exploration	32,910	—	—	—	32,910
Cigar Lake remediation	7,839	—	—	—	7,839
Loss on sale of assets	183	—	—	—	183
Share of loss from equity-accounted investees	1,372	1,467	—	—	2,839
Other income	(2,633)	—	—	—	(2,633)
Non-segmented expenses					114,045

Earnings (loss) before income taxes	194,736	39,338	97,196	(8,952)	208,273
Income tax recovery					(2,081)

Net earnings					$210,354

18.	Talvivaara Agreement

On February 7, 2011, Cameco signed two agreements with Talvivaara Mining Company Plc. to buy uranium produced at the Sotkamo nickel-zinc mine in Finland. Under the first agreement with Talvivaara, Cameco will provide an up-front payment, to a maximum of $60,000,000 (US) to cover certain construction costs. This amount will be repaid through deliveries of uranium concentrate. Once the full amount has been repaid, Cameco will continue to purchase the uranium concentrates produced at the Sotkamo mine through a second agreement which provides for the purchase of uranium using a pricing formula that references market prices at the time of delivery. The second agreement expires on December 31, 2027.

19.	Related Parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf. Senior management and directors also participate in the Company’s share-based compensation plans (see note 22 of the 2010 consolidated financial statements).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	Three Months Ended		Six Months Ended
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Short-term employee benefits	$6,894	$6,658	$11,920	$11,589
Post-employment benefits	1,718	2,252	2,395	2,804
Share-based compensation	1,788	1,448	5,474	4,327

	$10,400	$10,358	$19,789	$18,720

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2011, Cameco paid Points Athabasca Contracting Ltd. $32,900,000 (2010 — $9,700,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $6,840,000 (2010 — $2,060,000).

Other Related Party Transactions

	Transaction Value		Transaction Value		Balance Outstanding
	Three Months Ended		Six Months Ended		As at
	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10	Jun 30/11	Jun 30/10

Sale of goods and services
Jointly Controlled Entities
Bruce Power L.P.	$4,290	$10,517	$14,274	$16,861	$7,806	$23,332

Other
Jointly Controlled Entities
interest income (Inkai)	567	838	1,203	1,663	97,136	151,512
Associates
interest expense	(509)	(455)	(1,035)	(903)	76,790	82,207

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At June 30, 2011, $251,830,000 (US) of principal and interest was outstanding (December 31, 2010 — $314,378,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE) The promissory note is payable on demand and bears interest at market rates. At June 30, 2011, $79,633,000 (US) of principal and interest was outstanding (December 31, 2010 — $78,579,000 (US)).

20.	Comparative Figures

Certain prior period balances have been reclassified to conform to the current financial statement presentation.